TravelCenters of America LLC
400 Centre Street
Newton, MA 02458

Via Edgar

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

    Re:
    TravelCenters of America LLC
    Form S-1
    File No. 333-139272

Dear Mr. Owings:

        The purpose of this letter is to respond to your letter of January 25, 2007 with respect to the above-captioned filing. For ease of reference, your original comments are followed by our responses. We are concurrently filing Pre-Effective Amendment No. 2 to Form S-1 ("Amendment No. 2").

General

1.
Please revise your disclosure to include a discussion of the consequences if the spin-off transaction does not close by January 31, 2007. Please consider adding a risk factor addressing this issue.

Response:

We have added the following disclosure on page 14 of the document:

    If the transaction does not close on or before January 31, 2007, Hospitality Trust will be required to post a deposit with the seller of $100 million and pay an increased purchase price of approximately $400,000 per day after January 31, 2007, for its acquisition of TravelCenters of America, Inc., but this increased purchase price will have no effect on us.

In the circumstances described above, we have considered whether this matter is a risk factor and have concluded that it is not because neither the deposit nor any increased purchase price will have any financial impact on TravelCenters of America LLC.

Executive Compensation, page 53

2.
We note your response to comment 17 in our letter dated January 10, 2007. Please be aware that effective November 7, 2006 for years ending on or after December 15, 2006, you must provide compensation disclosures in accordance with amended Item 402 of Regulation S-K. For example, we note that you have not provided an amount of total compensation column in your summary compensation table and you have not provided a compensation discussion and analysis as required by Item 402(b) of Regulation S-K. These are only examples. Please revise as applicable.

Response:

As requested, we have revised the compensation tables and added a discussion and analysis of compensation matters to the extent that such discussion is possible in our particular circumstances. The revised tables appear on pages 55 and 56 and the compensation discussion and analysis appears on page 53.

Board Decisions and Certain Conflicts of Interest, page 55

3.
Expand this section to clearly state the "appropriate circumstances" and whether you will submit transactions for approval or negotiation to the independent directors.

Response:

We have revised the disclosure on page 55 to eliminate the reference to "appropriate circumstances" and to indicate that all related party transactions will be submitted to our independent directors for approval.

Unaudited Pro Forma Financial Statements, page F-2

4.
We have read your response to our comment 23 of our letter dated January 10, 2007. Please tell us how you determined that the lease for the property transferred to the Hospitality Trust and not subject to a sub-lease is an operating rather than a capital lease. In your response please tell us what discount rate you used to calculate the present value of the payments to the Hospitality Trust and how you determined that the rate was appropriate. See SFAS 13 paragraph 7(d).

Response:

We have performed an extensive analysis to determine whether each of the 146 properties we will lease from Hospitality Trust should be afforded capital lease or operating lease treatment in accordance with Statement of Financial Accounting Standard No. 13, "Accounting for Leases", or SFAS No. 13. The remaining economic life and fair value of each property's land and building was determined by a nationally recognized independent valuation specialist and rent was allocated pro rata based upon the fair value determined by this valuation specialist. All non-integral furniture, fixtures and equipment (as defined in Paragraph 34A of SFAS No. 13) at the leased properties will be retained by us. Giving consideration to the four primary criteria for assessing whether a lease is a capital lease or an operating lease under SFAS No. 13, we believe the following are relevant factors in our analysis (Paragraph 7 of SFAS No. 13):

  •
  Ownership of the leased properties is not transferred to us at the end of the lease term.

  •
  The lease does not contain a bargain purchase option. In fact, it does not include a purchase option at all.

  •
  At inception the lease term of 16 years will be less than 75% of each leased property's estimated remaining economic life, and the present value of the minimum lease payments at the beginning of the lease term for each leased property will be less than 90% of the fair value of the leased property.

Lease properties subject to 75% and 90% tests for which we will lease land and building and for which land is greater than 25% of the total value of the leased property (and for which land and building were bifurcated, in accordance with SFAS No. 13, paragraph 26b(ii),and passed both tests)	122
Leased properties subject to 75% and 90% tests for which we will lease land and building and for which land is not greater than 25% of total value of leased property (and passed both tests)(1)	13
Leased properties subject to 75% and 90% tests for which we will lease land and will retain ownership of the building (and for which a land lease is accounted for as an operating lease in the absence of bargain purchase option (not present in this case) and the transfer of ownership to the lessee at the termination of the lease (also not present in this case) in accordance with SFAS No. 13, paragraph 25)(2)	9
Leased properties not subject to 75% and 90% tests because more than 75% of leased property's economic life has passed (and for which operating lease treatment is required by SFAS No. 13, paragraph 7)	2

Total leased properties	146

(1)
One leased site was purchased by our predecessor in November 2006 for $4 million and was not subjected to valuation procedures by our independent valuation specialist, but for which internal valuations were applied for purposes of these tests and the pro forma financial statements and for which both the 75% and 90% tests were passed.

(2)
We and Hospitality Properties Trust determined that we would lease the land and own the building, in part because these leased properties would not pass either or both of the 75% and the 90% tests.

As required under SFAS No. 13, the discount rate we used to determine the present value of the minimum lease payments under the lease was the interest rate implicit in the lease because it is lower than our estimated incremental borrowing rate. The implicit interest rate in the lease (10.61%) was calculated as the rate that, when applied to (1) the minimum lease payments and (2) the lessor's unguaranteed residual value, resulted in an amount equal to the aggregate fair value of the leased properties at the inception of the lease. Our estimated incremental borrowing rate (13.2%) was developed with the assistance of our financial advisor and is based on their analysis of available financing as an alternative to the financing provided under the lease, including a portion which could be replaced by CMBS financing and a portion which could be replaced by mezzanine or other junior financing sources.

We have expanded the disclosure in the Transaction Agreement section on page 15 to describe in more detail the property to be retained by us after the restructuring.

Exhibit 5.1

5.
We note your disclosure, "We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we have assumed to be true, complete and accurate in all material respects." Please note that solely relying upon corporate documents as to facts that are readily ascertainable is not appropriate. Please revise accordingly or explain.

Response:

The sentence referenced in this comment has been removed from Exhibit 5.1.

[Signature page follows]

We acknowledge the following:

  •
  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to this filing;

  •
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in this filing; and

  •
  We may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (617) 964-8389, or our attorney, Edwin Miller of Sullivan & Worcester in Boston, at (617) 338-2447 if you have any questions or require additional information.

Sincerely,
TRAVELCENTERS OF AMERICA LLC
By:	/s/ MARK L. KLEIFGES Mark L. Kleifges, Treasurer
cc:
Michael Moran, Accounting Branch Chief
Bob Burnett, Accountant
Scott Anderegg, Staff Attorney